Medical Information Technology, Inc.
MEDITECH Circle
Westwood, MA 02090

February 4, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attn: Filing Desk

Re: Medical Information Technology, Inc.
Application For Registration Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended,
Registration Statement on Form S-8 (File No. 333-157030)

Ladies and Gentlemen:

On January 30, 2009, Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), filed Registration Statement No. 333-157030 on Form S-8 (together with the exhibits and amendments thereto, the "Registration Statement") with the Securities and Exchange Commission (the "Commission") in connection with a proposed public offering to its employees (the "Offering").

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement and the Company has notified its employees that the Offering has been suspended. The Company's common stock is registered pursuant to Section 12(g) of the Securities Exchange Act and is not listed on any exchange or quotation system.

The Registration Statement was filed without the Company having first received the consent of Ernst & Young LLP, the Company's Independent Registered Public Accounting Firm. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions regarding this letter, please contact the Company's legal counsel, Thomas J. LaFond, Esq., of Goodwin Procter LLP, at 617-570-1990.

Sincerely,

Medical Information Technology, Inc.

/s/ A. Neil Pappalardo

A. Neil Pappalardo, Chairman and CEO